Exhibit 99.1

Hello Group Inc. Announces Unaudited Financial Results for the Second Quarter of 2025

BEIJING, CHINA, September 9, 2025 – Hello Group Inc. (NASDAQ: MOMO) (“Hello Group” or the “Company”), a leading player in Asia’s online social networking space, today announced its unaudited financial results for the second quarter of 2025.

Second Quarter of 2025 Highlights

•	Net revenues decreased by 2.6% year over year to RMB2,620.4 million (US$365.8 million*) in the second quarter of 2025.

•	Net revenues from overseas increased by 72.7% year over year to RMB442.4 million (US$61.8 million) in the second quarter of 2025.

•	Net loss attributable to Hello Group Inc. was RMB140.2 million (US$19.6 million) in the second quarter of 2025, compared to a net income of RMB397.8 million in the same period of 2024.

•

Non-GAAP net loss attributable to Hello Group Inc. (note 1) was RMB96.0 million (US$13.4 million) in the second quarter of 2025, compared to a net income of RMB449.2 million in the same period of 2024. In the second quarter of 2025, the Company accrued an additional withholding tax of RMB547.9 million (US$76.5 million) related to dividends paid or payable by its wholly-foreign owned enterprise (“WFOE”) in Chinese mainland to its offshore parent company in Hong Kong, Momo Hong Kong. This accrual followed a notice the Company’s WFOE, Momo Beijing, received from the Chinese tax authorities requiring Momo Beijing to withhold tax at the standard rate of 10% instead of the previously applied preferential rate of 5%. The RMB547.9 million (US$76.5 million) accrual in withholding tax was for prior periods. This accrual is unrelated to the normal business operation of the current period and future periods. In the second quarter of 2025 and going forward, we will continue to accrue withholding tax for the dividends payable by Momo Beijing to Momo Hong Kong at the standard rate of 10%. Further details are provided under “Income tax expenses.”

•	Diluted net loss per American Depositary Share (“ADS”) was RMB0.84 (US$0.12) in the second quarter of 2025, compared to a diluted net income per ADS of RMB2.11 in the same period of 2024.

•	Non-GAAP diluted net loss per ADS (note 1) was RMB0.58 (US$0.08) in the second quarter of 2025, compared to a diluted net income per ADS of RMB2.38 in the same period of 2024.

•	Monthly Active Users (“MAU”) on Tantan app were 10.2 million in June 2025, compared to 12.9 million in June 2024.

•

For the Momo app total paying users was 3.5 million for the second quarter of 2025, compared to 7.2 million for the same period last year. Tantan had 0.7 million paying users for the second quarter of 2025 compared to 1.0 million from the year ago period.

First Half of 2025 Highlights

•	Net revenues decreased by 2.1% year over year to RMB5,141.2 million (US$717.7 million) for the first half of 2025.

•	Net revenues from overseas increased by 72.3% year over year to RMB857.0 million (US$119.6 million) for the first half of 2025.

*

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rate solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB7.1636 to US$1.00, the effective noon buying rate for June 30, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board.

•	Net income attributable to Hello Group Inc. was RMB217.8 million (US$30.4 million) for the first half of 2025, compared to RMB403.0 million during the same period of 2024.

•	Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB307.7 million (US$43.0 million) for the first half of 2025, compared to RMB509.1 million during the same period of 2024.

•	Diluted net income per ADS was RMB1.27 (US$0.18) for the first half of 2025, compared to RMB2.10 during the same period of 2024.

•	Non-GAAP diluted net income per ADS (note 1) was RMB1.80 (US$0.25) for the first half of 2025, compared to RMB2.65 during the same period of 2024.

“Q2 was a good quarter. Both our domestic and overseas business fundamentals extended the positive trend that began at the start of the year, achieving favorable results across various operational and financial metrics,” commented Yan Tang, Chairman and CEO of Hello Group.” Our Momo business has progressively stabilized, with both revenue and profit surpassing our initial expectations. For our overseas business, we have successfully maintained rapid growth while controlling costs and expenses effectively. This strategic approach keeps our overseas business on course to deliver an increasingly meaningful contribution to the group’s overall financial performance. “

Second Quarter of 2025 Financial Results

Net revenues

Total net revenues were RMB2,620.4 million (US$365.8 million) in the second quarter of 2025, a decrease of 2.6% from RMB2,691.4 million in the second quarter of 2024.

Value-added service revenues mainly include virtual gift revenues from various audio, video and text- based scenarios, and membership subscription revenues. Total value-added service revenues were RMB2,579.3 million (US$360.1 million) in the second quarter of 2025, a decrease of 2.6% from RMB2,648.3 million during the same period of 2024. The decrease was primarily due to a soft consumer sentiment among top users in the current macro environment of Momo app, and to a lesser extent, the decline in Tantan’s paying users which was in turn due to the decline in user base. The decrease was partially mitigated by the rapid revenue growth from our overseas apps, driven by the strong performance of the relatively established brand-Soulchill, along with the monetization of a collection of new apps.

Other services revenues were RMB41.1 million (US$5.7 million) in the second quarter of 2025, compared to RMB43.1 million during the same period of 2024.

Net revenues from Chinese mainland decreased from RMB2,435.1 million in the second quarter of 2024 to RMB2,177.9 million (US$304.0 million) in the second quarter of 2025, primarily due to the decrease in net revenues from Momo app and Tantan app. Net revenues from overseas increased from RMB256.3 million in the second quarter of 2024 to RMB442.4 million (US$61.8 million) in the second quarter of 2025, driven by the growth of Souchill and incremental revenue from emerging brands.

Cost and expenses

Cost and expenses were RMB2,227.7 million (US$311.0 million) in the second quarter of 2025, a decrease of 2.1% from RMB2,275.2 million in the second quarter of 2024. The decrease was primarily attributable to: (a) a decrease in Tantan’s marketing and promotional expense due to our continuous initiatives to control cost and optimize Tantan’s channel marketing strategy, partially offset by an increase in sales and marketing expenses related to the promotion of overseas apps; (b) a decrease in revenue sharing with broadcasters on Momo apps, which was partially offset by an increase in revenue sharing with virtual gift recipients for overseas apps; and (c) a decrease in production costs in connection with films.

Non-GAAP cost and expenses (note 1) were RMB2,183.6 million (US$304.8 million) in the second quarter of 2025, compared to RMB2,223.8 million during the same period of 2024.

Income from operations

Income from operations was RMB403.5 million (US$56.3 million) in the second quarter of 2025, compared to RMB425.0 million during the same period of 2024.

Non-GAAP income from operations (note 1) was RMB447.7 million (US$62.5 million) in the second quarter of 2025, compared to RMB476.5 million during the same period of 2024.

Income tax expenses

Income tax expenses were RMB638.4 million (US$89.1 million) in the second quarter of 2025, compared to RMB102.6 million in the second quarter of 2024.

On August 27, 2025, the Company’s WFOE, Momo Beijing, received a notice from the Chinese tax authorities requiring Momo Beijing to withhold tax at the standard rate of 10% instead of the previously applied preferential rate of 5%. As a result, the Company accrued an additional withholding tax of RMB547.9 million (US$76.5 million). Of this total amount, RMB356.1 million (US$49.7 million) was related to dividends paid by Momo Beijing in 2024 and in the first half of 2025, and this amount has been remitted in September 2025. The remaining RMB191.8 million (US$26.8 million) represents additional withholding tax accrued for the undistributed retained earnings of Momo Beijing as of March 31st 2025. The RMB547.9 million (US$76.5 million) accrual in withholding tax was for prior periods. This accrual is unrelated to the normal business operation of the current period and future periods. In the second quarter of 2025 and going forward, we will continue to accrue withholding tax for the dividends payable by Momo Beijing to Momo Hong Kong at the standard rate of 10%.

Net income (loss)

Net loss was RMB139.4 million (US$19.5 million) in the second quarter of 2025, compared to a net income of RMB397.8 million during the same period of 2024.

Non-GAAP net loss (note 1) was RMB95.2 million (US$13.3 million) in the second quarter of 2025, compared to a net income of RMB449.2 million during the same period of 2024.

Net income (loss) attributable to Hello Group Inc.

Net loss attributable to Hello Group Inc. was RMB140.2 million (US$19.6 million) in the second quarter of 2025, compared to a net income of RMB397.8 million during the same period of 2024.

Non-GAAP net loss (note 1) attributable to Hello Group Inc. was RMB96.0 million (US$13.4 million) in the second quarter of 2025, compared to a net income of RMB449.2 million during the same period of 2024.

Net income (loss) per ADS

Diluted net loss per ADS was RMB0.84 (US$0.12) in the second quarter of 2025, compared to a diluted net income per ADS of RMB2.11 in the second quarter of 2024.

Non-GAAP diluted net loss per ADS (note 1) was RMB0.58 (US$0.08) in the second quarter of 2025, compared to a diluted net income per ADS of RMB2.38 in the second quarter of 2024.

Cash and cash flow

As of June 30, 2025, the Company’s cash, cash equivalents, short-term deposits, long-term deposits, short-term restricted cash and long-term restricted cash totaled RMB12,390.6 million (US$1,729.7 million), compared to RMB14,728.5 million as of December 31, 2024.

Net cash provided by operating activities in the second quarter of 2025 was RMB250.1 million (US$34.9 million), compared to RMB475.2 million in the second quarter of 2024.

First Half of 2025 Financial Results

Net revenues for the first half of 2025 were RMB5,141.2 million (US$717.7 million), a decrease of 2.1% from RMB5,251.8 million in the same period of 2024.

Net income attributable to Hello Group Inc. was RMB217.8 million (US$30.4 million) for the first half of 2025, compared to RMB403.0 million during the same period of 2024.

Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB307.7 million (US$43.0 million) for the first half of 2025, compared to RMB509.1 million during the same period of 2024.

Diluted net income per ADS was RMB1.27 (US$0.18) during the first half of 2025, compared to RMB2.10 in the same period of 2024.

Non-GAAP diluted net income per ADS (note 1) was RMB1.80 (US$0.25) during the first half of 2025, compared to RMB2.65 in the same period of 2024.

Net cash provided by operating activities was RMB489.9 million (US$68.4 million) during the first half of 2025, compared to RMB875.4 million in the same period of 2024.

Recent Development

Share repurchase program

As of September, 9, 2025, the Company has repurchased 48.9 million ADSs for US$300.3 million on the open market under the Share Repurchase Program announced on June 7, 2022 and amended on March 14, 2024 and March 12, 2025, at an average purchase price of US$6.12 per ADS. The remaining size of the program is US$185.8 million.

Business Outlook

For the third quarter of 2025, the Company expects total net revenues to be between RMB2.59 billion to RMB2.69 billion, representing a decrease of 3.2% to an increase of 0.6% year over year. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we, Hello Group, use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation and amortization of intangible assets from business acquisitions, and such adjustments has no impact on income tax.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income from operations, net income (loss), net income (loss) attributable to Hello Group Inc., and diluted net income (loss) per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation and amortization of intangible assets from business acquisitions, and such adjustments has no impact on income tax. A limitation of using these non-GAAP financial measures is that share-based compensation and amortization of intangible assets from business acquisitions have been and will continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for such limitation by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Hello Group’s management will host an earnings conference call on Tuesday, September 9, 2025, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong Time on September 9, 2025).

Participants can register for the conference call by navigating to:

https://s1.c-conf.com/diamondpass/10049643-g8d65s.html.

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through September 16, 2025. The dial-in details for the replay are as follows:

U.S. / Canada: 1-855-883-1031

Hong Kong: 800-930-639

Passcode: 10049643

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Hello Group’s website at https://ir.hellogroup.com.

About Hello Group Inc.

We are a leading player in Asia’s online social networking space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates social interactions based on location, interests and a variety of online recreational activities. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application. Tantan is designed to help its users find and establish romantic connections as well as meet interesting people. Starting from 2019, we have incubated a number of other new apps, such as Hertz, Soulchill, and Duidui, which target more niche markets and more selective demographics.

For investor and media inquiries, please contact:

Hello Group Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@hellogroup.com

Christensen

In China

Ms. Xiaoyan Su

Phone: +86-10-5900-1548

E-mail: Xiaoyan.Su@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes, our financial outlook for the third quarter of 2025, as well as the amount of, timing, methods and funding sources for repurchases of our shares under the share repurchase program.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the second quarter of 2025 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the third quarter of 2025 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. Moreover, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers, the market price of the Company’s stock prevailing from time to time, the nature of other investment opportunities presented to the Company from time to time, the Company’s cash flows from operations, general economic conditions, and other factors. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Operations

(All amounts in thousands, except share and per share data)

	Three months Ended June 30			First half year Ended June 30
	2024	2025	2025	2024	2025	2025
	RMB	RMB	US$	RMB	RMB	US$
Net revenues(i):
Value-added service	2,648,336	2,579,292	360,055	5,181,253	5,069,194	707,632
Other services	43,055	41,076	5,734	70,558	72,009	10,052

Total net revenues	2,691,391	2,620,368	365,789	5,251,811	5,141,203	717,684
Cost and expenses:
Cost of revenues	(1,595,789)	(1,607,712)	(224,428)	(3,098,797)	(3,176,786)	(443,462)
Research and development	(193,168)	(183,859)	(25,666)	(385,359)	(379,628)	(52,994)
Sales and marketing	(364,769)	(347,327)	(48,485)	(658,200)	(676,505)	(94,436)
General and administrative	(121,482)	(88,839)	(12,401)	(252,863)	(229,350)	(32,016)

Total cost and expenses	(2,275,208)	(2,227,737)	(310,980)	(4,395,219)	(4,462,269)	(622,908)
Other operating income, net	8,861	10,865	1,517	28,767	24,047	3,357

Income from operations	425,044	403,496	56,326	885,359	702,981	98,133
Interest income	130,937	105,513	14,729	252,044	225,851	31,528
Interest expense	(32,493)	(23,417)	(3,269)	(56,191)	(54,076)	(7,549)
Other gain or loss, net	(34,625)	(40)	(6)	(43,870)	(40)	(6)

Income before income tax and share of income on equity method investments	488,863	485,552	67,780	1,037,342	874,716	122,106
Income tax expenses	(102,614)	(638,390)	(89,116)	(660,227)	(708,796)	(98,944)

Income (loss) before share of income on equity method investments	386,249	(152,838)	(21,336)	377,115	165,920	23,162
Share of income on equity method investments	11,536	13,427	1,874	25,854	53,158	7,421

Net income (loss)	397,785	(139,411)	(19,462)	402,969	219,078	30,583

Less: net income attributable to non-controlling interest	—	793	111	—	1,288	180

Net income (loss) attributable to the shareholders of Hello Group Inc.	397,785	(140,204)	(19,573)	402,969	217,790	30,403

Net income (loss) per share attributable to ordinary shareholders
Basic	1.10	(0.42)	(0.06)	1.09	0.65	0.09
Diluted	1.05	(0.42)	(0.06)	1.05	0.64	0.09
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	362,394,762	332,986,414	332,986,414	368,522,705	335,653,491	335,653,491
Diluted	377,903,589	332,986,414	332,986,414	383,528,002	341,743,527	341,743,527

(i)	The following table presents revenues by geographic area based on the addresses of our customers of our users:

	Three months Ended June 30			First half year Ended June 30
	2024	2025	2025	2024	2025	2025
	RMB	RMB	US$	RMB	RMB	US$
Chinese mainland	2,435,133	2,177,929	304,027	4,754,356	4,284,162	598,046
Overseas	256,258	442,439	61,762	497,455	857,041	119,638

Total	2,691,391	2,620,368	365,789	5,251,811	5,141,203	717,684

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(All amounts in thousands, except share and per share data)

	Three months Ended June 30			First half year Ended June 30
	2024	2025	2025	2024	2025	2025
	RMB	RMB	US$	RMB	RMB	US$
Net income (loss)	397,785	(139,411)	(19,462)	402,969	219,078	30,583
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	41,569	(73,476)	(10,257)	96,463	(116,814)	(16,307)

Comprehensive income (loss)	439,354	(212,887)	(29,719)	499,432	102,264	14,276
Less: comprehensive income (loss) attributed to the non-controlling interest	1,202	(920)	(128)	4,286	(1,519)	(212)

Comprehensive income (loss) attributable to Hello Group Inc.	438,152	(211,967)	(29,591)	495,146	103,783	14,488

Hello Group Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share and per share data)

	December 31	June 30	June 30
	2024	2025	2025
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	4,122,659	5,017,224	700,377
Short-term deposits	2,026,245	1,308,180	182,615
Restricted cash	4,566,477	3,539,451	494,088
Accounts receivable, net of allowance for credit losses of RMB12,433 and RMB17,725 as of December 31, 2024 and June 30, 2025, respectively	192,317	238,778	33,332
Prepaid expenses and other current assets	1,104,172	982,242	137,116

Total current assets	12,011,870	11,085,875	1,547,528
Long-term deposits	3,059,860	2,482,720	346,574
Long-term restricted cash	953,285	42,982	6,000
Right-of-use assets, net	252,169	154,635	21,586
Property and equipment, net	897,036	928,462	129,608
Intangible assets, net	86,661	186,287	26,005
Rental deposits	13,280	5,365	749
Long-term investments	825,533	1,195,290	166,856
Other non-current assets	110,960	147,693	20,617
Deferred tax assets	36,066	35,144	4,906
Goodwill	136,250	250,684	34,994

Total assets	18,382,970	16,515,137	2,305,423

Liabilities and equity
Current liabilities
Accounts payable	615,254	619,442	86,469
Deferred revenue	427,702	439,478	61,349
Accrued expenses and other current liabilities	704,410	603,410	84,233
Lease liabilities due within one year	141,971	103,672	14,472
Income tax payable	157,057	415,524	58,005
Deferred consideration in connection with business acquisitions-current	28,027	48,997	6,840
Convertible Senior Notes-current	20,191	—	—
Long-term borrowings, current portion	1,938,385	1,939,273	270,712
Short-term borrowings	2,365,535	675,000	94,226

Total current liabilities	6,398,532	4,844,796	676,306
Deferred consideration in connection with business acquisitions-non current	65,694	42,982	6,000
Lease liabilities	115,105	57,640	8,046
Deferred tax liabilities	241,915	435,811	60,837
Long—term borrowings	—	3,036	424
Other non-current liabilities	129,051	137,491	19,193

Total liabilities	6,950,297	5,521,756	770,806
Shareholder’s equity (ii)	11,432,673	10,993,381	1,534,617

Total liabilities and shareholder’s equity	18,382,970	16,515,137	2,305,423

(ii):	As of June 30, 2025, the number of ordinary shares outstanding was 318,881,690.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except share and per share data)

	Three months Ended June 30			First half year Ended June 30
	2024	2025	2025	2024	2025	2025
	RMB	RMB	US$	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	397,785	(139,411)	(19,462)	402,969	219,078	30,583
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of property and equipment	13,525	11,229	1,568	27,835	23,620	3,297
Amortization of intangible assets	1,279	7,655	1,069	2,558	13,846	1,933
Share-based compensation	51,458	37,801	5,277	106,128	78,661	10,980
Share of income on equity method investments	(11,536)	(13,427)	(1,874)	(25,854)	(53,158)	(7,421)
Cash received on distributions from equity method investments	1,197	—	—	1,197	—	—
Returns on investments	—	289	40	—	797	111
Loss on long-term investments	34,625	40	6	43,870	40	6
Gain or loss on disposal of property and equipment	(178)	(146)	(20)	80	(248)	(35)
Provision of loss on receivable and other assets	145	312	44	1,921	5,717	798
Changes in operating assets and liabilities:
Accounts receivable	4,848	(17,847)	(2,491)	15,828	(36,991)	(5,164)
Prepaid expenses and other current assets	15,043	(133,016)	(18,568)	5,366	(121,641)	(16,980)
Rental deposits	—	8,016	1,119	(802)	7,906	1,104
Deferred tax assets	(1,580)	581	81	(4,078)	921	129
Other non-current assets	(198,746)	46,626	6,509	(206,343)	81,672	11,401
Accounts payable	(14,292)	4,047	565	(31,746)	(9,496)	(1,326)
Income tax payable	(42,533)	363,302	50,715	(36,497)	262,323	36,619
Deferred revenue	(15,268)	2,684	375	1,406	11,719	1,636
Accrued expenses and other current liabilities	121,547	(70,803)	(9,884)	64,747	(141,786)	(19,793)
Deferred tax liabilities	14,410	181,183	25,292	379,421	193,896	27,067
Other non-current liabilities	103,500	(38,986)	(5,442)	127,393	(47,026)	(6,565)

Net cash provided by operating activities	475,229	250,129	34,919	875,399	489,850	68,380
Cash flows from investing activities:
Purchase of property and equipment	(199,842)	(26,162)	(3,652)	(244,018)	(53,976)	(7,535)
Payment for long-term investments	(5,250)	(72,593)	(10,134)	(5,250)	(72,593)	(10,134)
Payment for business acquisition	—	—	—	—	(194,390)	(27,136)
Cash received on maturity of short-term deposits	781,016	—	—	1,081,016	1,107,245	154,565
Purchase of long-term deposits	—	—	—	(718,860)	—	—
Cash received on maturity of long-term deposits	—	—	—	718,860	150,000	20,939
Cash received from sales of long-term investment	—	—	—	2,000	—	—
Loan to a third-party company	—	(6,278)	(876)	—	(33,756)	(4,712)
Other investing activities	298	302	42	683	494	69

Net cash provided by (used in) investing activities	576,222	(104,731)	(14,620)	834,431	903,024	126,056
Cash flows from financing activities:
Proceeds from exercise of share options	2	2	—	13	4	1
Repurchase of ordinary shares	(394,561)	(97,196)	(13,568)	(506,822)	(298,725)	(41,700)
Dividends payment	(716,302)	(346,182)	(48,325)	(716,302)	(346,182)	(48,325)
Payment in relation to redemption of convertible bonds	—	(20,221)	(2,823)	—	(20,221)	(2,823)
Proceeds from short-term borrowings	—	—	—	1,331,635	—	—
Repayment of short-term borrowings	—	—	—	—	(1,690,535)	(235,990)
Repayment of long-term borrowings	—	(279)	(39)	(215)	(674)	(94)

Net cash (used in) provided by financing activities	(1,110,861)	(463,876)	(64,755)	108,309	(2,356,333)	(328,931)
Effect of exchange rate changes	27,725	(53,620)	(7,488)	48,539	(79,305)	(11,070)

Net (decrease) increase in cash and cash equivalents	(31,685)	(372,098)	(51,944)	1,866,678	(1,042,764)	(145,565)
Cash, cash equivalents and restricted cash at the beginning of period	10,181,275	8,971,755	1,252,409	8,282,912	9,642,421	1,346,030
Cash, cash equivalents and restricted cash at the end of period	10,149,590	8,599,657	1,200,465	10,149,590	8,599,657	1,200,465

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income (loss) to comparable GAAP measures.

	Three months Ended June 30, 2024			Three months Ended June 30, 2025				Three months Ended June 30, 2025
	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share-based compensation US$	Non-GAAP US$
Cost of revenues	(1,595,789)	1,796	(1,593,993)	(1,607,712)	1,762	1,560	(1,604,390)	(224,428)	246	218	(223,964)
Research and development	(193,168)	13,512	(179,656)	(183,859)	1,140	10,710	(172,009)	(25,666)	159	1,495	(24,012)
Sales and marketing	(364,769)	4,149	(360,620)	(347,327)	3,474	4,159	(339,694)	(48,485)	485	581	(47,419)
General and administrative	(121,482)	32,001	(89,481)	(88,839)	—	21,372	(67,467)	(12,401)	—	2,983	(9,418)

Cost and operating expenses	(2,275,208)	51,458	(2,223,750)	(2,227,737)	6,376	37,801	(2,183,560)	(310,980)	890	5,277	(304,813)
Income from operations	425,044	51,458	476,502	403,496	6,376	37,801	447,673	56,326	890	5,277	62,493
Net income (loss) attributable to Hello Group Inc.	397,785	51,458	449,243	(140,204)	6,376	37,801	(96,027)	(19,573)	890	5,277	(13,406)

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income (loss) to comparable GAAP measures-continued.

	First half year Ended June 30, 2024			First half year Ended June 30, 2025				First half year Ended June 30, 2025
	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share-based compensation US$	Non-GAAP US$
Cost of revenues	(3,098,797)	3,678	(3,095,119)	(3,176,786)	3,025	3,334	(3,170,427)	(443,462)	422	465	(442,575)
Research and development	(385,359)	22,298	(363,061)	(379,628)	1,999	19,770	(357,859)	(52,994)	279	2,760	(49,955)
Sales and marketing	(658,200)	10,266	(647,934)	(676,505)	6,264	8,470	(661,771)	(94,436)	874	1,182	(92,380)
General and administrative	(252,863)	69,886	(182,977)	(229,350)	—	47,087	(182,263)	(32,016)	—	6,573	(25,443)

Cost and operating expenses	(4,395,219)	106,128	(4,289,091)	(4,462,269)	11,288	78,661	(4,372,320)	(622,908)	1,575	10,980	(610,353)
Income from operations	885,359	106,128	991,487	702,981	11,288	78,661	792,930	98,133	1,575	10,980	110,688
Net income attributable to Hello Group Inc.	402,969	106,128	509,097	217,790	11,288	78,661	307,739	30,403	1,575	10,980	42,958